Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 8, 2019

Katherine Bagley

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CM Seven Star Acquisition Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed January 30, 2019
File No. 001-38261

Dear Ms. Bagley:

On behalf of our client, CM Seven Star Acquisition Corporation (“CM Seven Star” or the “Company”), we hereby provide a response to the comments issued in a letter dated February 25, 2019 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Katherine Bagley March 8, 2019 Page 2

Kaixin Auto Group Summary Financial Information Summary Operating Data, page 16

1.	We note your response to comment 6 and the related revisions to your disclosures. It appears that the difference between GMV and Kaixin’s revenue primarily relates to cars owned by Kaixin. Please tell us in more detail why GMV for the six months ended December 31, 2017 and June 30, 2018 significantly exceeds automobile sales revenue for the year ended December 31, 2017 and the six months ended June 30, 2018. In doing so, please clarify the extent to which this difference relates to value added tax and the extent to which this difference relates to other factors.

Response: According to information provided to the Company by Kaixin, the difference between GMV and Kaixin’s revenue for the six months ended December 31, 2017 was due primarily to the inclusion of the full sales price of automobiles sold under consignment arrangements with third party dealers whereby Kaixin facilitated sales of their cars. The agency fees generated under these arrangements were accounted for as net revenue - others and not included as automobile sales revenue. The difference between GMV and Kaixin’s revenue for the six months ended December 31, 2017 was also due, to a lesser extent, to value added tax and surcharges. Similarly, the difference between GMV and Kaixin’s revenue for the six months ended June 30, 2018 was due to the inclusion of the full sales price of automobiles sold under consignment arrangements with third party dealers on cars sourced from Affiliated Network Dealers whereby Kaixin facilitated sales of their cars and value added tax and surcharges. The disclosure under “Use of Certain Terms” and page 16 of the Amended Proxy Statement has been revised to clarify the concept of GMV. Additionally, the disclosure on page 16 of the Amended Proxy Statement has been revised to include a table to show the GMV and net revenue recognized, for different revenue generated by Kaixin from different types of operating models. Such agency fees have not represented a material source of income for Kaixin, and Kaixin does not expect them to in the future. The table below sets forth a detailed reconciliation between GMV and net revenue, for different types of revenue earned by Kaixin.

	Six Months Ended December 31, 2017
US$ million	Cars from Kaixin’s inventory	Cars sold under consignment sale arrangements	Car sourced from Affiliated Network Dealers	Total
GMV	125.9	10.1	-	136.0
Net Revenue	120.0	0.9	-	120.9
Difference between GMV and net revenue	5.8	9.3	-	15.1
Value-added tax and surcharge	5.8	0.1	-	5.9
Difference between GMV and net revenue plus value-added tax and surchanges	-	9.2	-	9.2

Katherine Bagley March 8, 2019 Page 3

	2017
USD million	Cars from Kaixin’s inventory	Cars sold under consignment sale arrangements	Car sourced from Affiliated Network Dealers	Total
GMV	126.91	10.14	-	137.05
Net Revenue	121.07	0.86	-	121.93
Difference between GMV and net revenue	5.84	9.28	-	15.12
Value-added tax and surcharge	5.84	0.05	-	5.90
Difference between GMV and net revenue plus value-added tax and surchanges	-	9.23	-	9.23

	Six Months ended June 30, 2018
USD million	Cars from Kaixin’s inventory	Cars sold under consignment sale arrangements	Car sourced from Affiliated Network Dealers	Total
GMV	252.65	11.44	4.17	268.25
Net Revenue	244.79	1.63	1.55	247.97
Difference between GMV and net revenue	7.87	9.80	2.62	20.29
Value-added tax and surcharge	7.87	0.04	0.02	7.92
Difference between GMV and net revenue plus value-added tax and surchanges	-	9.77	2.60	12.37

Katherine Bagley March 8, 2019 Page 4

Comparative Per Share Information, page 17

2.	We note your response to comment 17 and the related revisions to your filing. While you have provided historical and pro forma per share data for CM Seven Star, you do not appear to have provided historical and equivalent pro forma per share data for Kaixin. Please tell us how your current disclosure complies with Item 14(b)(10) of Schedule 14A, or revise.

Response: The disclosure on page 17, 136 and 137 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

The Business Combination Proposal

General Description of the Business Combination, page 75

3.	We note your response to comments 10 and 13 and your statements that these third parties “did not provide an opinion, report or appraisal.” We also note your disclosure that the board received “information” from its “financial advisors, as well as other third-party resources” and your response to comment 13 that you received a “summary” of the information provided by the two consulting firms. Please provide a detailed analysis as to why you believe that the support provided and the function served by Early Bird Capital and the third party firms did not constitute a report, opinion, or appraisal under Item 1015 of Regulation M-A. In this regard, we note that synthesizing and summarizing materials compiled by other evaluators to assess industry data and the target’s financial results necessarily involves value judgments and determinations regarding the materiality and placement of information materially related to the transaction. Your analysis should also specifically address the nature of the “information” and “summaries” provided, and provide additional detail regarding the role of the financial advisors and third party professional firms in preparing the materials referenced in your response and disclosure.

As a related matter, at your first reference of EarlyBirdCapital, please amend your disclosure to include the substance of your response to comment 10 with regards to your business relationship.

Response: A summary of the reports provided by Deloitte Advisory and Ernst & Young has been included on page 81 of the Amended Proxy Statement. A summary of EarlyBird Capital’s relationship with CM Seven Seven Star has been included on page 77 of the Amended Proxy Statement.

Katherine Bagley March 8, 2019 Page 5

CM Seven Star’s Board’s Reasons for the Approval of the Business Combination, page 79

4.	We note your response to comment 15 and your amended disclosure. While you have provided disclosure regarding management’s determination that the merger consideration is fair, we cannot find disclosure explaining how you arrived at the amount of consideration and additional shares in the merger consideration. In this regard, we note your revised disclosure that “Kaixin’s ratio is slightly higher than that of Uxin, but much lower than the ratios of CarMax and Carvana” and that Uxin’s stock price represented a discount from its IPO price at the end of June 2018. However, based on your revised disclosure, it is unclear how you considered these ratios and the Uxin stock price in determining your merger consideration. Please amend your filing to clearly explain how you arrived at the transaction consideration, including the 33 million shares at a deemed price of $10 per share.

As a related matter, please also revise your filing where you first disclose the per share exchange ratio and provide a reference to the page number and/or section of your proxy statement that discloses how you determined the number of shares to be issued as consideration.

Response: The disclosure on page ___ of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 132

5.	You state under the heading “Certain Developments” on page 11 that Kaixin recently borrowed US$20 million under a convertible loan, and upon completion of the business combination, this convertible loan will be converted into units of CM Seven Star. Please include this transaction in your pro forma balance sheet and earnings per share, or tell us why inclusion is not consistent with Article 11 of Regulation S-X.

Response: The Company has revised the disclosure beginning on page 127 of the Amended Proxy Statement to include the convertible loan transaction and the share subscription in the unaudited pro forma condensed combined balance sheet on September 30, 2018, which presents the effect of the business combination and the issuance and conversion of the convertible loan transaction, as well as the effect of the issuance arising from the subscription agreement, as if it had occurred on that date, and earnings per share for the year ended December 31, 2017 and the nine-month period ended September 30, 2018 which presents the effect of the business combination and the issuance and conversion of the convertible loan transaction, as well as the effect of the issuance arising from the subscription agreement, as if it had occurred on January 1, 2017.

Katherine Bagley March 8, 2019 Page 6

6.	We note from disclosures elsewhere in your filing that in connection with the Ji’nan Dealership investigation, Kaixin expects to write off all or a portion of the inventory and advances to suppliers of this dealership, which totaled US$6.4 million and US$16.8 million respectively as of June 30, 2018. Please tell us in reasonable detail how you will determine the amount of any impairments and the timing of such impairments. To the extent that these assets were not fully impaired as of December 31, 2018, please explain to us in detail why. Also, tell us how you have reflected impairment of these assets in your pro forma financial statements, or tell us why you do not believe reflecting such impairment is consistent with Article 11 of Regulation S-X.

Response: The Company notes that Kaixin wrote off all of the carrying amounts of inventories and advances to suppliers of the Ji’nan Dealership as of September 30, 2018. As disclosed on page 166 of the Amended Proxy Statement, Kaixin was notified in August 2018 by a notice placed at the location of the Ji’nan Dealership that there is an ongoing investigation concerning the Dealership premises. Kaixin has determined that it is more likely than not that it cannot enforce the realization of inventory value and that suppliers to the Ji’nan Dealership are unable to fulfill the contract obligation by either delivering vehicles or returning money to Kaixin due to the ongoing investigation. In response to the Staff’s comments, the Company has revised the disclosure beginning on page 132 of the Amended Proxy Statement to include the impairment of these assets in the pro forma financial statements.

Kaixin Auto Group Financial Statements for the Years Ended December 31, 2015, 2016 and 2017

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-23

7.	We have read your response to comment 31 and have the following comments:

●	We note Kaixin entered into the ancillary agreements in 2018. Please confirm our assumption and disclose to your investors, if true, that automobile sales revenue for 2018 was primarily generated from transactions under these ancillary agreements and that you expect future automobiles sales revenue to be primarily generated from transactions under these ancillary agreements. If our assumption is not correct, please explain this matter to us in more detail.

Response: The Company confirms that the Staff’s assumption is correct that automobile sales revenue for 2018 was primarily generated from transactions under the ancillary agreements and that Kaixin expects future automobiles sales revenue to be primarily generated from transactions under these ancillary agreements. The Company has revised the disclosure on page 163 of the Amended Proxy Statement to disclose additional information in this regard.

Katherine Bagley March 8, 2019 Page 7

●	Your response indicates that the ancillary agreements were entered into for tax efficiency purposes. We note you similarly disclose on page 163 that the agreements are designed for tax optimization purposes. Please tell us how placing the legal title and automobile registration in the names of Jieying Executives and Dealership employees results in tax efficiency. In doing so, please briefly describe to us the relevant PRC tax laws and regulations. Also, tell us how the tax efficiency resulting from these agreements is reflected in the rate reconciliation within Kaixin’s income tax footnote.

Response: For clarification purposes, Kaixin has advised the Company that the ancillary agreements do not result in income tax efficiencies but rather, work to minimize Shanghai Jieying’s value-added taxes liabilities. The above has been clarified in the Ancillary Agreements with Dealerships section on page 163 and in the risk factor entitled “Kaixin may have exposure to greater than anticipated tax liabilities,” on page 48 of the Proxy Statement. As such, the value-added taxes efficiency is not reflected in the income tax rate reconciliation within Kaixin’s income tax footnote.

According to Shanghai Jieying, a subsidiary of Kaixin, when it sources an automobile pursuant to a Used Vehicle Purchase Agreement, the seller is entitled to payment for the car, and the legal title is transferred to a Jieying Executive, who in turns allows one of Kaixin’s dealership employee to register the car under his or her name. When a used car is sold, the relevant Jieying Executive transfers the legal ownership to the purchaser, and the Dealership employee completes the registration transfer from his or her name to the name of the purchaser. Under PRC laws and regulations, if the seller is an individual selling a personal automobile, namely, “car for personal use,” the seller is exempted from value-added tax (relevant regulations below). Thus, structuring the purchase and subsequent sale such that the legal title and automobile registration are placed under the names of Jieying Executives and Dealership employees, respectively, as described above, results in Kaixin recognizing no value-added tax on the sales of the used cars. Viewed as a service provider from a VAT tax perspective in the used car transactions structured this way, Kaixin is only subject to value-added tax on the difference between the original purchase price and the retail price of the used car.

Relevant Regulations:

The Announcement Concerning Value-Added Tax on Used Car Operating Business, issued by State Administration of Taxation on Issues on June 1, 2012 stipulates that the used car sales business operators register cars under their own names upon purchase from original seller. Subsequent sales and registration transfers to customers are deemed sales of goods under the Interim Regulations on Value-added Tax, and the operator will be subject to value-added tax; and

The Interim Value-Added Tax Regulations issued by State Council revised in 2017 and its Implementing Rules issued by the Ministry of Finance revised in 2011, according to which, individual sellers are exempted from value-added tax when for the sale of goods for personal use.

Katherine Bagley March 8, 2019 Page 8

●	Please describe to us a representative set of transactions under the ancillary agreements, including the journal entries that Kaixin records. If you record a receivable from the Jieying Executive, please tell us the basis in GAAP for recording this asset given your description of this loan as non-substantive. Specifically, your response appears to indicate that the Jieying Executive does not control how the funds loaned to him are spent, has no substantive risk related to the loan, and has no substantive control over the vehicle asset acquired with the loan. If our understanding of the substance of these loans is incorrect, please explain this matter to us in more detail. Additionally, please tell us any other GAAP literature you considered when concluding it is appropriate to record the vehicle purchased in the Jieying Executive’s name as your inventory. These transactions do not appear to be within the scope of ASC 470-40 given that Kaixin is not receiving financing to fund its purchase of vehicles and instead is providing financing to the Jieying Executive. As part of your response, please confirm our assumption, if true, that these agreements give Kaixin the ability to direct the legal title and registration of the vehicle to be transferred from the Jieying Executive and Dealership employee to other individuals or into one of its legal entity’s names.

Response: As requested by the Staff, the Company is providing below a representative set of transactions under the ancillary agreements which include the related journal entries Shanghai Jieying records.

As disclosed on pages 163 and 164 of the Amended Proxy Statement, Shanghai Jieying has entered into a series of ancillary agreements which are compliant with PRC laws and regulations with a purpose of value-added tax optimization. As described, when Shanghai Jieying sources a vehicle, it provides the funds directly to the seller of the car while the legal title is transferred to a Jieying Executive with the registration in the name of one the Dealership employee. The Loan and Service agreement signed between Shanghai Jieying and the Jieying Executive states that the Jieying Executive fully and irrevocably authorizes Shanghai Jieying to control (i) the purchase of the vehicle, (ii) the facilitation of the contracts, (iii) the negotiation of the vehicle purchase price and (iv) the collection of any proceeds from a subsequent sale of the vehicle to a third party customer. As a result, Shanghai Jieying does not record any loan as it views the loan to the Jieying Executive as non-substantive. Rather, Shanghai Jieying records inventory on its consolidated balance sheet as the vehicles represent tangible property held for sale in the ordinary course of business pursuant to ASC 330.

Katherine Bagley March 8, 2019 Page 9

For example, assuming the target vehicle has a purchase price of US$100,000, the following journal entry is recorded by Shanghai Jieying:

Account	Amount
Dr. Inventory	$100,000
Cr. Cash	$100,000

At the time a customer has been identified and has agreed to purchase the vehicle, the relevant Jieying Executive transfers the legal ownership to the purchaser while the Dealership Employee completes the registration transfer from his or her name to the name of the purchaser. The proceeds are remitted directly to Shanghai Jieying. Referring to earlier example where Shanghai Jieying recorded the vehicle purchased as its inventory for US$100,000 and assuming the third party customer has agreed to purchase that vehicle for US$105,000, the following entry is recorded by Shanghai Jieying:

Account	Amount
Dr. Cash	$105,000
Dr. Cost of sales	$100,000
Cr. Revenue	$104,717
Cr. Inventory	$100,000
Cr. Value added tax payable	$283

As a result of the value-added tax optimization described in the preceding response, Shanghai Jieying is only subject to value added taxes on the difference between the original purchase price and the retail price of the used car.

The reference to ASC 470-40 was used by analogy whereas one is able to book inventory even though it may not own and have legal title of the asset. Similarly, while the Jieying Executive holds legal title of the vehicle and the Dealership Employee is able to register the vehicle under his or her name, Kaixin believes that the vehicles purchased should be recorded as inventory in its consolidated balance sheet in accordance with ASC 330, as it is the owner of the cars. In making this determination, Kaixin considered that Shanghai Jieying has full control of the vehicle from the beginning to the completion of the transaction and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the vehicle, and restrict the access of others to those benefits consistent with the guidance in ASC 606. That includes controlling who the vehicle is purchased from as well as the purchase price, and ultimately the sale of the vehicle to a third party. Further, neither the Jieying Executive nor the Dealership Employee bear any risk of loss or has any future economic benefit. Neither party ever places their funds at risk and any potential losses resulting from the purchase and sale of the vehicle are borne by Shanghai Jieying and neither party is able to benefit from the expected increase in the price of the vehicle resulting from the complete of sale to a third party customer. Said differently, Shanghai Jieying both controls and receives all the future economic benefit of the vehicle during the entire transaction.

Finally, Kaixin confirms that Shanghai Jieying has the ability to direct the legal title and registration of the vehicle to be transferred from the Jieying Executive and the Dealership Employee to other individuals or into one of its legal entity's name.

Katherine Bagley March 8, 2019 Page 10

●	Your disclosures on pages 163-164 indicate that Shanghai Jieying “provides loans to the relevant Jieying Executive” and “[f]unds for the purchase are available to the Jieying Executive.” However, your response appears to indicate that the loans are non-substantive as the Jieying Executive has no substantive risks related to the loan and no substantive control over the vehicle asset acquired with the loan. Please revise your disclosures throughout your filing as necessary to more clearly convey the substance of these ancillary agreements to your investors. For example, you may wish to disclose information similar to that contained in the first paragraph on page 16 of your response.

Response: The disclosure on page 164 of the Amended Proxy Statement has been revised to reflect the Staff’s comment.

●	We note that under your Affiliated Network Dealer model, the legal title and automobile registration are placed in the names of Jieying Executives and Dealership employees, similar to the process under the ancillary agreements. Your response indicates this is done mainly for tax efficiency purposes. Given that you do not record these vehicles as inventory, please tell us in more detail how placing the legal title and automobile registration in the names of Jieying Executives and Dealership employees creates tax efficiency for you.

Response: As noted in the response above, the ancillary agreements do not result in income tax efficiencies, but rather minimize the Affiliated Network Dealer value-added taxes liabilities. By placing the legal title and automobile registration in the names of Jieying Executives and Dealership employees, Shanghai Jieying is able to receive a higher commission under its Affiliated Network Dealer model as the calculation of value added taxes to be paid is based on the net margin of the transaction (value added) rather the total gross price of the cars sold. As discussed above, our Affiliated Network uses the same practice as we do when selling used cars to remain competitive.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner